Exhibit 4.4

Rules and Regulations of Sanofi-Aventis Stock Option Plan 2007

December 2007

STOCK OPTION SUBSCRIPTION PLAN OF SANOFI-AVENTIS

RULES OF THE 7TH PLAN

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1. PARTICIPANTS 2. DURATION OF THE PLAN 3. EXERCISE PRICE 4. STOCK OPTION EXERCISE 5. SALE OF SHARES 6. SHARE RIGHTS 7. OPTION PRICE ADJUSTMENT 8. FOREIGN PARTICIPANTS

Free Translation of French version

December 2007

The French version prevails

The Board of Directors of sanofi-aventis was authorized by a General Meeting of its Shareholders held on May 31, 2007, according to Articles L.225-177 to L.225-185 of the French Commercial Code to set up stock option purchase or subscription plans for sanofi-aventis and companies of the sanofi-aventis group. By sanofi-aventis group we mean all companies or groupings of economic interest defined by Article L.225-180 of the aforementioned code.

Following the proposal of its Chairman, the Board of Directors has laid down the following rules of the stock option subscription plan with effect from December 13, 2007.

1.	PARTICIPANTS

Upon the recommendation of the Chairman of sanofi-aventis acting upon the advice of the Compensation, Appointments and Governance Committee, the grant of options to subscribe shares of sanofi-aventis to a list of identified employees and corporate officers and the number of options granted to each such participants is approved by the Board of Directors.

The rights granted are not transferable unless the options are exercised.

2.	DURATION OF THE PLAN

Sanofi-aventis’ Stock Option Plan has a duration of ten years from the Board of Directors held on December 13, 2007. It will expire on December 13, 2017.

3.	EXERCISE PRICE

The stock option exercise price was set by the Board of Directors on December 13, 2007 at 62.33 € corresponding to the average of the first quoted market prices of the company’s shares on Eurolist by Euronext Paris during the twenty trading sessions preceding that day, without any rebate, subject to price adjustments in case of transaction on the share capital (see below article 7).

4.	STOCK OPTION EXERCISE

The exercise of the options, also called “exercise of the options to subscribe shares” is not allowed during the first four years following the Board of Directors’ approval on December 13, 2007.

The options can be exercised, on one or more occasions as the participants see fit, at any time between December 14, 2011 and December 13, 2017 inclusive. Thereafter, the options will lapse.

Unless otherwise decided by the General Management of the Company in exceptional cases, any participant irrevocably loses his/her rights to exercise his/her options in the following cases:

•	In the event of resignation before the exercise date. Revocation of option rights takes effect on the day of notice of the resignation; and

•	In the event of dismissal for serious or gross misconduct. Revocation of option rights takes effect on the day of notice of the dismissal.

The Company reserves the right to temporarily suspend the exercise of the options, in particular in the event of financial transactions affecting the share capital of sanofi-aventis.

Exceptions :

4.1	If a participant retires or takes early retirement, at normal retirement age or earlier or later with the agreement of the Company, he/she keeps his/her option rights until their expiration, that is December 13, 2017.

4.2	Notwithstanding the four-year period mentioned under Article 4, Paragraph 1, if an employee becomes disabled, and such disability meets the conditions of the second and third categories as defined by Article L.341-4 of the French Social Security Code, the participant may exercise his/her options. The participant keeps his/her option rights until their expiration, that is December 13, 2017.

4.3	Notwithstanding the four-year period mentioned under Article 4, Paragraph 1, if an employee dies during the option period, his/her heirs can exercise the options during the six month period following the date of death.

5.	SALE OF SHARES

The sale of the shares through the exercise of the options is possible from December 14, 2011.

However, any participant mentioned under article 4.2 or the heirs of a participant who has died mentioned under article 4.3 above are able to sell the corresponding shares before the end of the four year holding period.

6.	SHARE RIGHTS

The participant will have rights to the shares that have been subscribed for upon exercise of the options from the first day of the year during which they have been subscribed. If he/she exercises his/her option between 1st January and the date on which the share becomes ex-dividend for the dividend relating to the previous year, the beneficiary will not be entitled to the dividend paid in the current year relating to the previous year; he/she will be entitled to the dividend paid in the following year relating to the current year.

7.	OPTION PRICE ADJUSTMENT

In the event of a redemption or reduction of share capital, a change in the allocation of profits, a consideration-free issue of shares, an increase in share capital by incorporation of reserves, profits or share premium, a distribution of reserves, or any issue of equity instruments that includes subscription rights reserved for the shareholders, the exercise price and the number of shares to which an option gives right will be adjusted in order to take into account such issuance or other capital transaction.

If such a situation is covered by existing law or regulation, such law or regulation shall be applied.

If such a situation is not covered by existing law or regulation, the General Meeting of Shareholders or the Board of Directors when deciding to conduct such securities issuance or other capital transaction may adopt any adjustment measures necessary to protect the rights of the holders of the stock-options, using by analogy the rules and regulations which would govern similar cases.

8.	FOREIGN PARTICIPANTS

Some specific arrangements for the exercise of subscription options will be notified to foreign participants on a case by case basis. Indeed, in some foreign countries, local regulations particularly those relating to tax and social security require adjustments to the general terms described in these rules.

The participant employees of American companies of the Group will have the possibility to convert their ordinary shares into American Depositary Receipts (“ADRs”) on exercise of their options.

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